AB
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 10 2013
DIVISION OF TRADING & MARKETS

[redacted]

SECURITI

13025602

DD
6/26/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
7/2/13

OATH OR AFFIRMATION

I, Maria Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

FINOP

Title

Notary Public

OFFICIAL SEAL
SUSAN COX PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 466631
MY COMMISSION EXPIRES MARCH 20, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2012 and 2011

Table of Contents

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Board of Directors
M Financial Securities Marketing, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

We have audited the accompanying financial statements of M Financial Securities Marketing, Inc. which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of M Financial Securities Marketing, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 22, 2013

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2012 and 2011

Assets		**2012**		**2011**
Cash and cash equivalents	$	5,578,411	$	5,307,240
Intermediary fee receivables		671,720		611,033
Prepaid expenses and other assets		44,442		75,770
Deferred income tax assets (Note 4)		24,380		21,766
Total assets	$	6,318,953	$	6,015,809
Liabilities				
Payable to parent for income taxes (Note 4)	$	2,502,875	$	2,078,773
Payable to parent (Note 3)		262,956		160,274
Other liabilities		929		—
Total liabilities		2,766,760		2,239,047
Stockholder's Equity				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		3,272,045		3,496,614
Total stockholder's equity		3,552,193		3,776,762
Total liabilities and stockholder's equity	$	6,318,953	$	6,015,809

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Intermediary fee income	$ 13,793,934	$ 12,329,664
Interest income	20,620	23,617
Total revenues	13,814,554	12,353,281
Expenses:		
Employee compensation and benefits	1,092,131	1,101,425
Meetings	707,518	776,406
Outside professional fees	269,017	374,748
Office	212,793	148,794
General and administrative	111,027	149,488
Travel	55,500	60,017
Marketing	16,729	21,853
Recruiting and relocation	10,127	10,277
Education	7,891	6,368
Total expenses	2,482,733	2,649,376
Income before income taxes	11,331,821	9,703,905
Provision for income taxes (Note 4)	4,894,917	3,879,322
Net income	$ 6,436,904	$ 5,824,583

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2012 and 2011

	Common stock				Additional paid-in capital		Retained earnings		Total
	Shares		Amount						
Balances as of December 31, 2010	100	$	1,000	$	279,148	$	3,141,872	$	3,422,020
Net income	—		—		—		5,824,583		5,824,583
Dividends to parent	—		—		(1,755,159)		(5,469,841)		(7,225,000)
Capital contribution from parent (Note 4)	—		—		1,755,159		—		1,755,159
Balances as of December 31, 2011	100		1,000		279,148		3,496,614		3,776,762
Net income	—		—				6,436,904		6,436,904
Dividends to parent	—		—		(2,513,527)		(6,661,473)		(9,175,000)
Capital contribution from parent (Note 4)	—		—		2,513,527		—		2,513,527
Balances as of December 31, 2012	100	$	1,000	$	279,148	$	3,272,045	$	3,552,193

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 6,436,904	$ 5,824,583
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Intermediary fee receivables	(60,687)	29,673
Prepaid expenses and other assets	31,328	47,683
Deferred income tax assets	(2,614)	2,232
Payable to parent for income taxes	2,937,629	1,877,696
Payable to parent	102,682	(390,547)
Other liabilities	929	—
Net cash provided by operating activities	9,446,171	7,391,320
Cash flows from financing activities:		
Dividends to parent	(9,175,000)	(7,225,000)
Net increase in cash and cash equivalents	271,171	166,320
Cash and cash equivalents:		
Beginning of year	5,307,240	5,140,920
End of year	$ 5,578,411	$ 5,307,240
Supplemental cash flow disclosures:		
Noncash operating activity – capital contribution from parent reducing payable to parent for income taxes (Note 4)	$ 2,513,527	$ 1,755,159

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Financial Securities Marketing, Inc. (the Company), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company primarily receives intermediary fees in the form of compensation from selected direct writing life insurance companies and financial service providers (Financial Service Providers) for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms. The Company commenced operations in November 2006.

(b) Basis of Presentation

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from selected Financial Service Providers that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

(c) Intermediary Fee Income

Intermediary fees are recognized as earned.

(d) Intermediary Fee Receivables

Management believes the amount of any uncollectible intermediary fee receivables is immaterial at December 31, 2012 and 2011; accordingly, no provision for uncollectible accounts has been recorded.

(e) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits, certificates of deposits and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

(f) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which

the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) ***Subsequent Events***

In preparing the consolidated financial statements, the Company has reviewed events that occurred after December 31, 2012, the statement of financial condition date, up until the issuance of the financial statements, on February 22, 2013.

(2) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate indebtedness. As of December 31, 2012 and 2011, the Company has net capital of $3,429,215 and $3,625,976, which is $3,244,764 and $3,476,706 in excess of its required net capital of $184,451 and $149,270. As of December 31, 2012 and 2011, the Company has a ratio of aggregate indebtedness to net capital of 0.81 to 1.00 and 0.62 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

(3) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2012 and 2011, the Company has amounts payable to the Parent for expenses of $262,956 and $160,274, respectively.

Between the time of the Company's incorporation in June 2005 and the commencement of business operations in November 2006, the Parent contributed capital in the amount of $279,148 in addition to the capital stock of $1,000. The Company currently earns net income to support its operations, however, the

(Continued)

Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2012 and 2011, the Company paid dividends to its Parent of $9,175,000 and $7,225,000, respectively, a portion of which was treated as a return of contributed capital. In 2012 and 2011, the return of contributed capital related to the Parent's capital contributions totaled $2,513,527 and $1,755,159, respectively, as a result of the Company's income tax sharing agreement with the Parent (Note 4).

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2009. For purposes of the financial statements, federal income taxes are calculated as if the Company filed a separate federal income tax return. The income tax expense included in the statements of operations is as follows:

	2012	2011
Current	$ 4,897,531	$ 3,877,090
Deferred	(2,614)	2,232
	$ 4,894,917	$ 3,879,322

A reconciliation of the differences between the expected income tax expense on income computed at the U.S. statutory income tax rate of 35% and 34% for 2012 and 2011, respectively, and the Company's income tax expense is shown in the following table:

	2012	2011
Expected income tax expense at U.S. statutory income tax rate	$ 3,966,137	$ 3,299,327
The effects of:		
Changes due to state income taxes, net of federal income tax effect	855,774	525,737
Meals and entertainment	41,156	51,028
Other	31,850	3,230
Income tax expense	$ 4,894,917	$ 3,879,322

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation

Plan (ICP) expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's income tax expense calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,534,294 and $1,329,868 for the years ended December 31, 2012 and 2011, respectively.

In addition, the Company's income tax expense is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone income tax expense. The difference between the stand-alone basis income tax expense calculation and the consolidated basis income tax expense calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amounts of $979,233 and $425,291 for the years ended December 31, 2012 and 2011, respectively.

The temporary differences that give rise to deferred income tax assets as of December 31, 2012 and 2011 relate to the following:

	2012	2011
Deferred income tax assets:		
Start-up expenses	$ 20,148	$ 21,764
Deferred state income taxes, net of federal income tax effect	4,232	2
Net deferred income tax assets	$ 24,380	$ 21,766

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

There are no deferred income tax liabilities as of December 31, 2012 and 2011.

(5) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

(6) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

(7) Regulatory Matters

As a regulated entity, the Company is subject to certain audits, examination, reviews, etc. by various regulatory agencies. There are no open matters as of December 31, 2012.

(8) Concentrations of Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934